SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)1
WebMD Health Corp.
(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
94770V102
(CUSIP Number)
Kensico Capital Management Corp. 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Joseph Signorile Tel: (203) 862-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% *
14.	TYPE OF REPORTING PERSON CO, IA
* Based on 49,875,220 shares of Common Stock outstanding as of February 25, 2013, as reported in the Issuer's Amendment to Annual Report on Form 10-K/A for the period ended December 31, 2012 filed with the Securities and Exchange Commission on April 30, 2013.

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% *
14.	TYPE OF REPORTING PERSON IN, HC
* Based on 49,875,220 shares of Common Stock outstanding as of February 25, 2013, as reported in the Issuer's Amendment to Annual Report on Form 10-K/A for the period ended December 31, 2012 filed with the Securities and Exchange Commission on April 30, 2013.

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ Excludes 13,200 shares of Common Stock underlying unvested stock options that have been granted to Mr. Coleman.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% *
14.	TYPE OF REPORTING PERSON IN, HC
* Based on 49,875,220 shares of Common Stock outstanding as of February 25, 2013, as reported in the Issuer's Amendment to Annual Report on Form 10-K/A for the period ended December 31, 2012 filed with the Securities and Exchange Commission on April 30, 2013.

CUSIP No. 94770V102

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission on October 17, 2012 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On May 7, 2013, the Issuer agreed that on or prior to the 2013 meeting of stockholders Mr. Coleman would be reappointed to the Board of Directors for another year, with a term expiring at the 2014 annual meeting of stockholders.  In connection with the forgoing, KCM entered into an amendment to the October 17 Agreement (the “May 7 Amendment”) with the Issuer relating to Mr. Coleman’s appointment to the Board of Directors.  A copy of the May 7 Amendment is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

Item 5.       Interest in Securities of the Issuer.

(a)  The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

As stated in Item 4 above, on May 7, 2013, the Issuer agreed that on or prior to the 2013 meeting of stockholders Mr. Coleman would be reappointed to the Board of Directors for another year, with a term expiring at the 2014 annual meeting of stockholders.  In connection with the forgoing, KCM entered into an amendment to the October 17 Agreement (the “May 7 Amendment”) with the Issuer relating to Mr. Coleman’s appointment to the Board of Directors.  A copy of the May 7 Amendment is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

Item 7.       Material to be Filed as Exhibits.

Exhibit C – May 7 Amendment

CUSIP No. 94770V102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Authorized Signatory
MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman

CUSIP No. 94770V102

EXHIBIT C

CONFORMED COPY

AMENDMENT TO DIRECTOR APPOINTMENT AGREEMENT

AMENDMENT (this “Amendment”), dated as of May 7, 2013, to that certain Director Appointment Agreement, dated as of October 17, 2012 (the “Agreement”), by and among Kensico Capital Management Corp. and the investment funds it advises (collectively, “Kenisco Capital Management”) and WebMD Health Corp., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

WHEREAS, Kensico Capital Management and the Company entered into the Agreement pursuant to which, among other things, (i) the Company agreed to increase the size of the Board from twelve to thirteen directors and to appoint Thomas J. Coleman as a Class II director on the Board (with a term expiring at the 2013 annual meeting of stockholders), and (ii) Kensico Capital Management agreed to be bound by certain restrictions for so long as Thomas J. Coleman remains a director of the Company, in each case upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the Agreement as set forth in this Amendment in accordance with Section 8 thereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

    Section 1. Amendment to Section 1.  Section 1 is hereby deleted in its entirety and replaced with the following:

“The Company agrees, effective on or prior to 2013 annual meeting of stockholders, to appoint Thomas J. Coleman as a Class III director on the Board (with a term expiring at the 2014 annual meeting of stockholders).  The Company agrees that it shall provide Kensico Capital Management written notice at least 20 days prior to the expiration of the period specified for the timely delivery of stockholder notices in Section 1.12(A) of the Amended and Restated By-laws of the Company if Thomas J. Coleman will not be renominated as a director by the Company at the 2014 annual meeting of stockholders.”

    Section 2. Amendment to Section 2.  Subsection (b) is hereby amended by deleting the phrase “2013 annual meeting” and replacing it with “2014 annual meeting”.

    Section 3. Counterparts.  This Amendment may be executed in two or more counterparts which together shall constitute a single agreement.

    Section 4.   Full Force and Effect.  Except as amended hereby, the Agreement shall remain in full force and effect.

CUSIP No. 94770V102

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment, or caused the same to be executed by its duly authorized representative as of the date first above written.

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
Name: Lewis H. Leicher Title: Senior Vice President
KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Israel Friedman
Name: Israel Friedman Title: General Counsel